UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            MARKETAXESS HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.003 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57060D 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages

                                    13G
CUSIP No.
57060D 10 8                                          Page 2 of 16 Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.P. Morgan Partners (23A SBIC), L.P. (f/k/a J.P. Morgan Partners (23A SBIC), LLC)

           13-3986302
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

  NUMBER OF                    800,000 shares of Common Stock
   SHARES    -------------------------------------------------------------------
BENEFICIALLY              6    SHARED VOTING POWER
  OWNED BY
    EACH                       912,589 shares of Common Stock (See Item 4(c))
 REPORTING   -------------------------------------------------------------------
   PERSON                 7    SOLE DISPOSITIVE POWER
    WITH
                               800,000 shares of Common Stock
            --------------------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               912,589 shares of Common Stock (See Item 4(c))
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,712,589 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11 Approximately 9.99% as of the date of this Statement (based on 24,238,460 shares of Common Stock reported to be issued and outstanding as of November 4, 2005 on the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2005). (See Item 4(b))
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
           PN - Partnership
--------------------------------------------------------------------------------

                               Page 2 of 16 Pages

                                    13G
CUSIP No.
57060D 10 8                                          Page 3 of 16 Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           LabMorgan Corporation

           13-4184941
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

  NUMBER OF                    800,000 shares of Common Stock
   SHARES    -------------------------------------------------------------------
BENEFICIALLY              6    SHARED VOTING POWER
  OWNED BY
    EACH                       912,589 shares of Common Stock (See Item 4(c))
 REPORTING   -------------------------------------------------------------------
   PERSON                 7    SOLE DISPOSITIVE POWER
    WITH
                               800,000 shares of Common Stock
            --------------------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               912,589 shares of Common Stock (See Item 4(c))
--------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,712,589 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11 Approximately 9.99% as of the date of this Statement (based on 24,238,460 shares of Common Stock reported to be issued and outstanding as of November 4, 2005 on the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2005). (See Item 4(b))
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
           CO - Corporation
--------------------------------------------------------------------------------

                               Page 3 of 16 Pages

ITEM 1.

      (a)   Name of Issuer

                 MarketAxess Holdings Inc.

      (b)   Address of Issuer's Principal Executive Offices:

                 140 Broadway, 42nd Floor
                 New York, NY 10005

ITEM 2.

      (a)   Name of Persons Filing:

                 J.P. Morgan Partners (23A SBIC), L.P. ("JPMP (23A SBIC)") LabMorgan Corporation ("LabMorgan")

                 Supplemental information relating to the ownership and control of the persons filing this Statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office:

                 1221 Avenue of the Americas
                 New York, NY 10020


      (c)   Citizenship:

                 Delaware

      (d)   Title of Class of Securities:

                 Common Stock, par value $0.003 per share

      (e)   CUSIP Number:

                 57060D 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                               Page 4 of 16 Pages

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investmentcompany under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box |_|

ITEM 4.     OWNERSHIP


      (a)   Amount Beneficially Owned

                  JPMP (23A SBIC): 1,712,589 shares of Common Stock (includes 912,589 shares of Common Stock issuable to JPMP (23A SBIC) upon conversion of shares of nonvoting common stock, par value $0.003 per share, of the Issuer ("Nonvoting Common Stock") held by JPMP (23A SBIC)). This amount excludes (i) 800,000 shares of Common Stock held by LabMorgan and included below, and (ii) the remaining 312,728 shares of Nonvoting Common Stock held by JPMP (23A SBIC) because the terms of the Nonvoting Common Stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding shares of Common Stock. In total, 800,000 shares of Common Stock and 1,225,317 shares of Nonvoting Common Stock are owned by JPMP (23A SBIC).

                  LabMorgan: 1,712,589 shares of Common Stock (includes 912,589 shares of Common Stock issuable to LabMorgan pursuant to any combination of the exercise of a warrant (the "Warrant") or the conversion of shares of Nonvoting Common Stock held by LabMorgan). This amount excludes (i) 800,000 shares of Common Stock held by JPMP and included above, and (ii) an aggregate of 1,681,381 shares from any combination of the remaining portion of the Nonvoting Common Stock

                               Page 5 of 16 Pages
            and the remaining portion of the Warrant, because the terms of the Nonvoting Common Stock and the Warrant contain a limitation on acquiring shares of Common Stock if the conversion or exercise would result in the holder beneficially owning more than 9.99% of the outstanding shares of Common Stock. In total, 800,000 shares of Common Stock, 1,360,337 shares of Nonvoting Common Stock and a Warrant to purchase 1,233,633 shares of Common Stock are owned by LabMorgan.

      (b)   Percent of Class

                 Approximately 9.99% as of the date of this Statement (based on 24,238,460 shares of Common Stock issued and outstanding as of November 4, 2005 on the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2005).

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote:

                        JPMP (23A SBIC):          800,000 shares of Common Stock
                        LabMorgan:                800,000 shares of Common Stock

            (ii)  Shared power to vote or direct the vote:

                       JPMP (23A SBIC):          912,589 shares of Common Stock
                       LabMorgan:                912,589 shares of Common Stock

                       JPMP (23A SBIC) and LabMorgan share the power to vote or direct the vote of these shares of Common Stock because they each have the right to acquire a maximum of 912,589 shares of Common Stock pursuant to any combination of the conversion of shares of Nonvoting Common Stock held by each of them or the exercise of the Warrant held by LabMorgan. To the extent that one of JPMP (23A SBIC) or LabMorgan so acquires such shares of Common Stock, the other is precluded from acquiring such shares of Common Stock because the terms of the Nonvoting Common Stock and the Warrant contain a limitation on acquiring shares of Common Stock if the conversion or exercise would result in the holder beneficially owning more than 9.99% of the outstanding shares of Common Stock.

            (iii) Sole power to dispose or to direct the disposition of:

                       JPMP (23A SBIC):          800,000 shares of Common Stock
                       LabMorgan:                800,000 shares of Common Stock

            (iv)  Shared power to dispose or to direct the disposition of:

                       JPMP (23A SBIC):          912,589 shares of Common Stock

                               Page 6 of 16 Pages

                       LabMorgan:                912,589 shares of Common Stock

                       JPMP (23A SBIC) and LabMorgan share the power to dispose or to direct the disposition of these shares of Common Stock because they each have the right to acquire a maximum of 912,589 shares of Common Stock pursuant to any combination of the conversion of shares of Nonvoting Common Stock held by each of them or the exercise of the Warrant held by LabMorgan. To the extent that one of JPMP (23A SBIC) or LabMorgan so acquires such shares of Common Stock, the other is precluded from acquiring such shares of Common Stock because the terms of the Nonvoting Common Stock and the Warrant contain a limitation on acquiring shares of Common Stock if the conversion or exercise would result in the holder beneficially owning more than 9.99% of the outstanding shares of Common Stock

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Inapplicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


                 Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                 Inapplicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 See the Joint Filing Agreement Attached hereto as Exhibit 8.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

                 Inapplicable

ITEM 10.    CERTIFICATION

                 Inapplicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2006

                            J.P. MORGAN PARTNERS (23A SBIC), L.P.

                            By: J.P. Morgan Partners (23A SBIC Manager), Inc., its General Partner

                            By:  /s/Jeffrey C. Walker
                                 ----------------------------------------
                                   Name:  Jeffrey C. Walker
                                   Title: President

                            LABMORGAN CORPORATION

                            By:  /s/Jeffrey C. Walker
                                 ----------------------------------------
                                   Name:  Jeffrey C. Walker
                                   Title: President

                               Page 8 of 16 Pages

                                  EXHIBIT 2(a)


      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (23A SBIC)"), and LabMorgan Corporation, a Delaware corporation (hereinafter referred to as "LabMorgan"). The principal business address of JPMP (23A SBIC) and LabMorgan is 1221 Avenue of the Americas, New York, NY 10020.

      JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC) and is also indirectly (through JPMP (23A SBIC)) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employment of each executive officer and director of JPMP (23A Manager). As general partner of JPMP (23A SBIC), JPMP 23A Manager may be deemed to beneficially own the shares held by JPMP (23A SBIC).

      JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPM Chase Bank.

      JPM Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

      LabMorgan is engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses, principal occupations and employment of each executive officer and director of LabMorgan. LabMorgan is a wholly owned subsidiary of JPMorgan Chase, which is described above.

                               Page 9 of 16 Pages

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                              EXECUTIVE OFFICERS(1)

Jeffrey C. Walker*                 President
Arnold L. Chavkin*                 Chief Investment Officer
Srinivas Akkaraju*                 Managing Director
Christopher Albinson*              Managing Director
Dr. Dana Beth Ardi*                Managing Director
Christopher C. Behrens*            Managing Director
John Breckenridge*                 Managing Director
Julie Casella-Esposito*            Managing Director
Rodney A. Ferguson*                Managing Director
Michael Hannon*                    Managing Director
Mathew Lori*                       Managing Director
Jonathan R. Lynch*                 Managing Director
Stephen McKenna*                   Managing Director
Sunil Mishra*                      Managing Director
Stephen P. Murray*                 Managing Director
Kevin O'Brien*                     Managing Director
Timothy Purcell*                   Managing Director
John Reardon*                      Managing Director
Faith Rosenfeld*                   Managing Director
Shahan D. Soghikian*               Managing Director
William Stuek*                     Managing Director
Lauren Tyler*                      Managing Director
Timothy Walsh*                     Managing Director
Richard D. Waters, Jr.*            Managing Director
Damion E. Wicker, M.D.*            Managing Director


                                 SOLE DIRECTOR (1)

                               Jeffrey C. Walker*

----------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                              Page 10 of 16 Pages

                                                                      SCHEDULE B


                    JPMORGAN CHASE BANK, NATIONAL ASSOCIATION


                              EXECUTIVE OFFICERS(1)


William B. Harrison, Jr.       Chairman of the Board

James Dimon                    President and Chief Executive Officer

Austin A. Adams                Chief Information Officer

Frank Bisignano                Chief Administrative Officer

Steven D. Black                Co-CEO, Investment Bank

John F. Bradley                Director Human Resources

Michael J. Cavanagh            Chief Financial Officer

Ina R. Drew                    Chief Investment Officer

Joan Guggenheimer              Co-General Counsel

Samuel Todd Maclin             Head, Commercial Banking

Jay Mandelbaum                 Head, Strategy

William H. McDavid             Co-General Counsel

Heidi Miller                   EVP, Treasury & Securities Services

Charles W. Scharf              Head, Retail Financial Services

Richard J. Srednicki           EVP & CEO, Card Services

James E. Staley                Head, Asset & Wealth Management

Don M. Wilson III              Chief Risk Officer

William T. Winters             MD & Co-CEO, Investment Bank


(1) Each of whom is a United States citizen whose principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 11 of 16 Pages

                                  DIRECTORS(1)

NAME                                PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                ----------------------------------

William B. Harrison, Jr.            Chairman of the Board

James Dimon                         President and Chief Executive Officer

Michael J. Cavanagh                 Chief Financial Officer

Charles W. Scharf                   Head, Retail Financial Services

Don M. Wilson III                   Chief Risk Officer

-----------------
(1) Each of whom is a United States citizen and has a business address of c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                              Page 12 of 16 Pages

                                                                      SCHEDULE C

                              JPMORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

William B. Harrison, Jr.     Chairman of the Board

James Dimon                  President and Chief Executive Officer

Austin A. Adams              Chief Information Officer

Frank Bisignano              Chief Administrative Officer

Steven D. Black              Co-CEO, Investment Bank

John F. Bradley              Director Human Resources

Michael J. Cavanagh          Chief Financial Officer

Ina R. Drew                  Chief Investment Officer

Joan Guggenheimer            Co-General Counsel

Samuel Todd Maclin           Head, Commercial Banking

Jay Mandelbaum               Head, Strategy

William H. McDavid           Co-General Counsel

Heidi Miller                 EVP, Treasury & Securities Services

Charles W. Scharf            Head, Retail Financial Services

Richard J. Srednicki         EVP & CEO, Card Services

James E. Staley              Head, Asset & Wealth Management

Don M. Wilson III            Chief Risk Officer

William T. Winters           MD & Co-CEO, Investment Bank


(1) Each of whom is a United States citizen whose principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 13 of 16 Pages

                                  DIRECTORS(1)

NAME                       PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------
Hans W. Becherer           Retired Chairman of the Board and
                           Chief Executive Officer
                           Deere & Company
--------------------------------------------------------------------------------
John H. Biggs              Former Chairman and CEO
                           TIAA - CREF
--------------------------------------------------------------------------------
Lawrence A. Bossidy        Retired Chairman of the Board
                           Honeywell International Inc.
--------------------------------------------------------------------------------
Stephen B. Burke           President
                           Comcast Cable Communications, Inc.
--------------------------------------------------------------------------------
James S. Crown             President
                           Henry Crown and Company
--------------------------------------------------------------------------------
James Dimon                President and Chief Executive Officer
                           JPMorgan Chase & Co.
--------------------------------------------------------------------------------
Ellen V. Futter            President and Trustee
                           American Museum of Natural History
--------------------------------------------------------------------------------
William H. Gray, III       Retired President and Chief Executive Officer
                           The College Fund/UNCF
--------------------------------------------------------------------------------
William B. Harrison, Jr.   Chairman of the Board
                           JPMorgan Chase & Co.
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.      Chairman and Chief Executive Officer
                           Clear Creek Properties, Inc.
--------------------------------------------------------------------------------
John W. Kessler            Owner
                           John W. Kessler Company
--------------------------------------------------------------------------------
Robert I. Lipp             Senior Advisor
                           JPMorgan Chase & Co.
--------------------------------------------------------------------------------
Richard A. Monoogian       Chairman and Chief Executive Officer
                           Masco Corporation
--------------------------------------------------------------------------------
David C. Novak             Chairman and Chief Executive Officer
                           Yum! Brands, Inc.
--------------------------------------------------------------------------------
Lee R. Raymond             Chairman of the Board and Chief Executive Officer
                           Exxon Mobil Corporation
--------------------------------------------------------------------------------
William C. Weldon          Chairman and Chief Executive Officer
                           Johnson & Johnson
--------------------------------------------------------------------------------

(1) Each of whom is a United States citizen and has a business address of c/o JPMorgan Chase & Co, 270 Park Avenue, New York, New York 10017.

                              Page 14 of 16 Pages

                                                                      SCHEDULE D


                              LABMORGAN CORPORATION

                               EXECUTIVE OFFICERS(1)


Jeffrey C. Walker*              President
Arnold L. Chavkin*              Chief Investment Officer
Srinivas Akkaraju*              Managing Director
Christopher Albinson*           Managing Director
Dr. Dana Beth Ardi*             Managing Director
Christopher C. Behrens*         Managing Director
John Breckenridge*              Managing Director
Carty Chock*                    Managing Director
Julie Casella-Esposito*         Managing Director
Rodney A. Ferguson*             Managing Director
Michael Hannon*                 Managing Director
Tom Horn*                       Managing Director
Mathew Lori*                    Managing Director
Jonathan R. Lynch*              Managing Director
Stephen McKenna*                Managing Director
Sunil Mishra*                   Managing Director
Stephen P. Murray*              Managing Director
Kevin O'Brien*                  Managing Director
Timothy Purcell*                Managing Director
John Reardon*                   Managing Director
Faith Rosenfeld*                Managing Director
Shahan D. Soghikian*            Managing Director
William Stuek*                  Managing Director
Lauren Tyler*                   Managing Director
Timothy Walsh*                  Managing Director
Richard D. Waters, Jr.*         Managing Director
Damion E. Wicker, M.D.*         Managing Director
John Wilmot*                    Managing Director



                                 SOLE DIRECTOR(1)

                               Jeffrey C. Walker*

-----------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                              Page 15 of 16 Pages

                                    EXHIBIT 8


                             JOINT FILING AGREEMENT



      The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on
Schedule 13G with respect to the common stock of MarketAxess Holdings Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.



      IN WITNESS WHEREOF, the undersigned hereby executed this agreement on February 13th, 2006.



                                 J.P. MORGAN PARTNERS (23A SBIC), L.P.

                                 By: J.P. Morgan Partners (23A SBIC Manager), Inc., its General Partner

                                 By:  /s/Jeffrey C. Walker
                                      --------------------
                                        Name:  Jeffrey C. Walker
                                        Title: President


                                 LABMORGAN CORPORATION

                                 By:  /s/Jeffrey C. Walker
                                      --------------------
                                        Name:  Jeffrey C. Walker
                                        Title: President


                              Page 16 of 16 Pages